

February 20, 2015

David A. Hearth
Paul Hastings LLP
55 Second Street, 24th Floor
San Francisco, CA 94105

Re: TCW Liquid Alternatives Trust (the "Trust")
      Registration Statement on Form N-1A
      File Numbers: 333-201676; 811-23025

Dear Mr. Hearth:

We have reviewed the registration statement (the "Registration Statement") on Form N-1A filed January 23, 2015, with the Commission on behalf of the above-referenced registrant. The filing was made for the purpose of registering shares of TCW/Gargoyle Hedge Value Fund (the "Fund"), a series of the Trust, under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). Our comments are set forth below. Please also consider a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please remove the term "liquid" from the name of the Trust. Rule 2a-7(b)(3) of the 1940 Act provides that the use of such term in the name of a registered investment company suggests that the company is a money market fund.

3. Under Section 6 (a) of the 1933 Act, any security may be registered with the Commission under the terms and conditions provided, by filing a registration statement which shall be signed by each issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions. Please make certain that the signature page meets the requirements of Section 6(a).

Fees and Expenses of the Fund

Page 1

4. With respect to the fee waiver and expense reimbursement arrangement, please confirm that it will be reflected in a written agreement that will be filed as an exhibit to the Registration Statement. Please confirm that the arrangement will be in effect for at least one year from the date of effectiveness of the Registration Statement. Please disclose that during this period only the Board may terminate or modify the terms of the fee waiver arrangement.

5. Footnote 2 to the fee table states that the Adviser may request recoupment of waived fees "for the three years from the date they were waived or paid, subject to any applicable expense caps at the time of recoupment." Please revise the conditions to recoupment such that the Adviser's ability to recoup also is subject to any applicable expense caps at the time of waiver and/or reimbursement.

Example

Page 1

6. Please confirm that in calculating the amounts stated in the Example, any reductions in expenses resulting from the Fund's fee waiver and expense reimbursement arrangement are taken into account only for the period during which the expense limitation is going to be in effect and may not be amended or withdrawn unilaterally by the Adviser.

Principal Investment Strategies

Page 1

7. It is disclosed that the Fund seeks to achieve its investment objective by investing in "medium-large" capitalization companies, which are considered to be companies with capitalization in excess of $1.5 billion. Please disclose an upper capitalization range for such "medium-large" capitalization companies.

8. The section discloses that the Sub-Adviser statistically analyzes, on at least a monthly basis, approximately 2,500 U.S.-listed companies in constructing the Stock Portfolio. Please disclose the processes and methodologies utilized by the Sub-Adviser to identify such group of 2,500 U.S.-listed companies.

9. With respect to the Options Portfolio strategy, we have the following comments:

    a. It is disclosed that in constructing the Options Portfolio, the Sub-Adviser considers two factors in selecting the "best" basket of indices on which to sell index call options: (1) the degree to which a basket, on a historical basis, would have most closely replicated, on a statistical basis, the performance of the stocks in the Stock Portfolio, and (2) the times at which indices have the most relatively overvalued options from an options valuation perspective. Does either factor take precedence when constructing the Options Portfolio? When selecting the "best" basket of indices on which to write call options, are there any correlation threshold levels (for performance or portfolio composition) that need to be met in order to consider a particular basket eligible? If a basket of indices does not replicate the Stock Portfolio as well as an alternative basket, but the alternative is overvalued from an options valuation perspective, how does the Sub-Adviser determine which basket is "better" or "best"?

b. In selecting the "best" basket of indices, to what extent is the composition of the Stock Portfolio taken into account? To the extent that only the statistical correlation to the performance of the Stock Portfolio is a factor in selecting the basket of indices, please disclose that the Sub-Adviser does not seek to replicate the composition of the Stock Portfolio.

c. It is disclosed that the Fund seeks to maintain a net long exposure of 50%, subject to certain risk parameters. For plain English purposes, please explain how the net exposure of the long Stock Portfolio and the short Options Portfolio is calculated.

d. It is also stated that the Sub-Adviser strives to sell call options so that total premium received exceeds 1.5% of the Fund's net asset value. Is this an additional (i.e. third) factor that the Sub-Adviser takes into consideration when selecting the "best" basket of indices? If so, please revise the paragraph describing the Options Portfolio construction process and explain how this factor relates to the other two factors.

e. In your response letter, please explain how the Fund proposes to cover, for purposes of Section 18 of the 1940 Act, the Fund's potential liabilities resulting from its option writing practices.

f. The disclosure states that the Fund sells "near-term" index call options. Please define "near-term."

g. It is disclosed that "to the extent that the Sub-Adviser determines to roll the Options Portfolio forward …, the Fund maintains its call-selling bias." Please revise the disclosure to explain this statement in plain English.

h. Please disclose any other options writing strategies that are part of the Fund's principal investment strategy, such as selling call options on individual stocks or sector indices.

10. Please include additional disclosure in this section regarding the Fund's short selling practices and investments in illiquid instruments, to the extent that such investments are part of the Fund's principal strategy.

Principal Risks

Page 2

11. *Index Call Options Writing Risk.* The risk disclosure states that when writing index call options, the Fund forgoes, during the option's life, the opportunity to profit "from increases in the market value of the index." Please revise the disclosure as the Fund's equity strategy does not contemplate investing in or replicating a particular index, and as a result the Fund will not profit from increases in the market value of a particular index. The Fund's option writing practices may limit the Fund's opportunity to profit from the Stock Portfolio, however only to the extent that the Stock Portfolio correlates with the index underlying the call option written by the Fund.

12. The Fund's investment strategy contemplates investments in securities of issuers outside of the United States. To the extent that such investments constitute a principal strategy, please include a summary of attendant risks in the Fund's Item 4 risk disclosures, such as foreign securities risk, currency risks, etc.

13. Please add summaries of the following risk factors to the Fund's Item 4 risk disclosures: Leverage Risk, Liquidity Risk, Models Risk and Short Selling Risk.

Advisers and Portfolio Managers

Page 3

14. Please state the month (in addition to the year) in which each portfolio manager began managing the Fund.

Management of the Fund

Page 9

15. It is stated that "the Adviser and the Trust have applied for and expect to receive an exemptive order from the SEC to operate under a manager of managers structure." Please disclose that there is no guarantee that such order will be granted.

SAI

Portfolio Turnover

Page 20

16. The section states that the annual portfolio turnover rate of the Fund is generally not expected to exceed 100%. Please reconcile with statements in the Prospectus that the Fund may engage in frequent portfolio trading.

Brokerage Allocation and Other Practices

Page 20

17. Please disclose whether any research or other benefits received by the Advisers from a broker-dealer, for transactions where the Fund will be "paying-up", will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934.

Portfolio Management

Page 30

18. It is disclosed that the Portfolio Managers "are provided no financial incentive to favor one fund or account over another." Please confirm that the portfolio managers do not manage any accounts that compensate on the basis of performance.

* * * * * *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its Staff.

Notwithstanding our comments, please furnish a letter with respect to the Trust acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Trust. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The Staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

/s/ Asen Parachkevov
Attorney Adviser